EXHIBIT 20.1


April 27, 2006

Dear Shareholders:

Now that we have completed the second quarter of our fiscal year, we want to inform you of our activities at BellaVista and share with you the progress we have made since our last shareholders communication in January.

New Investments

During the past three months, we made a new loan totaling $2.1 million. The investment will provide funds, in conjunction with a construction loan, to build 66 condominiums on a waterfront parcel in Bremerton Washington, across the Puget Sound from Seattle. We are excited about the marketability of this property as its location attracts Seattle commuters as a result of easy access to a nearby ferry with only a 40 minute ride to the city. The homes are approximately 1,100 sf and are expected to sell for about $470,000. Comparable homes in the Seattle area sell at considerably higher prices.

In addition to the above-mentioned investment we funded an additional $1.5 million into existing performing investments during the quarter. As of March 31, 2006, our performing investments represent $36.2 million of our total of $60 million in estimated net realizable value of assets. The performing portion of our investment portfolio increased over the quarter and now represents 61% of our current estimated realizable value compared with 31% at this time last year.

In our last communication to you, we discussed how we seek to diversify our new investments across three categories in order to mitigate risk. Our Board of Directors adopted an investment strategy and set policies to achieve this diversification. Every new investment we consider is evaluated based on whether it furthers our investment strategy. In order to help our shareholders follow our progress on this plan, we have created the following table which indicates how our approved investments compare with the targets established by our Board of Directors:

                                                 Target             Invested
                                        ----------------    -----------------
Investment Type
   First Trust Deed                                 50%                  56%
   Subordinated Debt/Equity                         50%                  44%
Geography
   SF Bay Area                                      40%                  51%
   Southern California                              25%                  10%
   Central Valley                                   25%                  30%
   Other                                            10%                   9%
Price Point
   Under $500,000                                   50%                  62%
   Between $500,000 and $750,000                    30%                  28%
   Over $750,000                                    20%                  10%


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As the table shows, we are looking for more investments in Southern California, but are otherwise closely tracking with our diversification targets.

Villa Cortona

In January we reported that we had sold 26 of our 72 homes at Villa Cortona in San Jose. We are pleased to report that during the last three months, we sold an additional 16 homes, making 42 homes (or almost 60%) sold so far. Those of you who live in the Bay Area are aware that we have battled unusually wet weather during the past few months which has contributed to delays in completing homes at Villa Cortona. Nevertheless, in spite of these weather-related issues, we have managed to complete and close escrow on 14 homes in March and April generating revenues of nearly $9 million. While most of the funds from these sales have been used to pay down our construction loan, approximately $3 million of these funds have come back to BellaVista and are now available for new investments which will keep our money working and continue to grow the portfolio.

Non-Performing Investments

In our last correspondence we informed you of our carry-over of inventory with three remaining non-performing investments that were very high-end custom homes, the type of home no longer a part of our business model. Shortly after sending out that correspondence, we sold and closed one of those high-end properties. Our remaining two non-performing investments consist of one home that has been completed and is on the market and one still under construction. These two properties combined now represent only 13% of the estimated net realizable value of our investments, while similar investments represented approximately 50% of our investments at the same time last year. We hope to have both of these expensive homes sold before the end of 2006, thereby closing the book once and for all on the numerous portfolio foreclosures of these types of investments which have been so costly and time consuming for the Company over the past few years.

Net Realizable Value Estimate

In February we filed our form 10-Q with the Securities and Exchange Commission and reported an estimated net realizable value of $4.23 per share as of December 31, 2005. We have just completed our calculation of estimated net realizable value as of March 31, 2006 and determined it to be $4.30 per share. These estimated values do not necessarily represent a market price for the shares but are management's best estimate of the current value of our assets. The new estimated value represents a $0.10 per share increase in the estimated value of our assets since our September 30, 2005 fiscal year end. The increase results primarily from our new investments and from the sales in our Villa Cortona project. If we continue to sell off the remaining 30 homes at Villa Cortona at comparable prices, and close escrow on the homes we have already sold, we would anticipate a continued increase in our share price.

Finally, in an effort to strengthen our communications with our shareholders, the Board would like to give you an opportunity to communicate with the Company


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directly at the board level. A special telephone line has been established for shareholders so that you can contact BellaVista Director Patti Wolf at (480) 563-3351. Patti welcomes the opportunity to speak with fellow shareholders and discuss your thoughts and concerns. If you need assistance in the area of transferring shares or retitling accounts, please continue to contact the BellaVista offices at (650) 328-3060 and ask for Diane Christensen.

Once again, we are optimistic about our new investments and our pipeline of opportunities. We are working very hard to meet our goals as set forth by the Board of Directors and increase share value for all shareholders in the months ahead.

Sincerely,



Michael Rider                            Eric Hanke
President                                Vice President